July 15, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Stephen Krikorian, Accounting Branch Chief
Laura Veator, Staff Accountant

Re:	Facebook, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed January 28, 2016
File No. 001-35551

Ladies and Gentlemen:

We are submitting this letter on behalf of Facebook, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail on June 30, 2016 that relate to the Company’s Form 10-K for the fiscal year ended December 31, 2015 (File No. 001-35551) filed with the Commission on January 28, 2016 (the “Form 10-K”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Provision for income taxes, page 45

1.	We note your response to prior comment 2. The expected decrease in GAAP tax rates to the low 30’s on a percentage basis appears to represent a material known trend for which disclosure is required in MD&A. In future filings please expand your discussion and analysis to disclose this known trend that you reasonably expect will have a material impact on your net income, or explain to us how it does not represent a material known trend. Refer to Item 303(a)(3) of Regulation S-K and Section III.B. of SEC Release No. 33-6835 for additional guidance.

Securities and Exchange Commission

July 15, 2016

Response:

The Company respectfully acknowledges the Staff’s comment. In the future, the Company will note in the MD&A that it expects its effective GAAP tax rate to decline, to the extent an expectation of a material decline remains the case. The Company would not intend to identify a specific rate, as that can be impacted by a wide range of external factors worldwide, including the amount and location of income generated, changes in tax rates in other jurisdictions, and the factors noted in Comment 3.

2.	We note your disclosure that your effective tax rate differs from the U.S. statutory rate, in part, due to the impact of acquiring intellectual property and integrating it into your business. In future filings, please, if material, clarify your disclosure to describe how this impacts your effective tax rate. Further, you disclose that your effective tax rate in the future will depend on the portion of your profits earned within and outside the U.S., which will also be affected by your methodologies for valuing your intellectual property and intercompany transactions. In future filings, please, if material, clarify your disclosure to describe how these factors impact your effective tax rate and the risks and uncertainties involved with any estimates.

Response:

The Company respectfully acknowledges the Staff’s comment. In the future, if material and applicable, the Company will provide disclosures in its MD&A to describe the impact of the acquisition and integration of intellectual property into the Company’s business structure and how methodologies for valuing its intellectual property and transactions impact its effective tax rate and the risks and uncertainties involved with any estimates.

Notes to Consolidated Financial Statements

Note 13. Income Taxes, page 78

3.	We understand from your response to prior comment 3 your effective tax rate in 2015 was affected by (1) certain intra-entity transactions in 2014 that resulted in a shift of income from the U.S. to Ireland that provided a benefit to your effective tax rate and (2) unrecognized tax benefits related to intra-entity licensing arrangements that offset the effects of the aforementioned intra-entity transactions. Please confirm our understanding. In addition, clarify whether you expect similar unrecognized tax benefits in the future which will offset the income tax benefits provided by income from your foreign subsidiaries, and if so, why you expect your effective tax rate to decrease.

Response:

The Company respectfully advises the Staff that the Company’s effective tax rate in 2015 was not affected by certain intra-entity transactions in 2014. Rather, the shift in domestic income before provision for income taxes from 2014 to 2015 was related to certain transactions between wholly-owned entities that resulted in increased U.S. income and decrease Ireland income in 2014 but not in 2015. The Company respectfully confirms that, in 2015, unrecognized tax benefits related to intra-entity licensing arrangements offset the aforementioned increase in income from its foreign subsidiaries in 2015.

Securities and Exchange Commission

July 15, 2016

The Company respectfully advises the Staff that it does not expect similar unrecognized tax benefits in the future which would offset the income tax benefits provided by income from foreign subsidiaries.

4.	In your response to prior comment 4 you state that to the extent that there is an impact to the effective tax rate, the change to the unrecognized tax benefit is allocated to the respective line items in the effective tax rate reconciliation. Please help us understand why the “unrecognized tax benefits related to certain transactions between wholly-owned entities” do not represent a separate underlying cause for a difference from “the effects of non-U.S. operations” when it relates to intercompany activity and the additional tax would be paid in the U.S. if the uncertain tax position were not sustained.

Response:

The Company respectfully advises the Staff that the uncertain tax positions are related to intercompany licensing arrangements between wholly-owned entities that reside in separate taxpaying jurisdictions and which accrue tax at different statutory rates. The uncertain tax positions are associated with specific basis differences and accordingly are therefore presented within the effective tax rate reconciliation within the same line item to which the basis differences relate. The Company believes presenting the reconciling items net of the related uncertain tax positions is consistent with ASC 740-10-25-6 in that the financial statements reflect the effects of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination.

The uncertain tax positions reduced the amount of income attributable to a foreign jurisdiction subject to income tax at a lower rate. The corresponding presentation in the effective income tax rate reconciliation was to reduce the benefit of income subject to tax at lower rates because the additional tax, noted above, related to the uncertain tax position is already accrued in the primary jurisdiction and included in the U.S. federal statutory income tax rate. In future filings, the Company will supplement the disclosure within the effective tax rate reconciliation to indicate that the line items in the rate reconciliation in the notes to the consolidated financial statements are presented inclusive of the impact of uncertain tax positions.

* * * * * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

Securities and Exchange Commission

July 15, 2016

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * *

Securities and Exchange Commission

July 15, 2016

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7631 or, in my absence, James D. Evans at (206) 389-4559.

Sincerely,

/s/ Jeffrey R. Vetter
Jeffrey R. Vetter

cc:

David M. Wehner, Chief Financial Officer

Colin S. Stretch, Vice President, General Counsel

David W. Kling, Vice President, Deputy General Counsel and Corporate Secretary

Michael L. Johnson, Deputy General Counsel and Assistant Secretary

Facebook, Inc.

James D. Evans

Fenwick & West LLP